Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Fax: (202) 261-3333

December 30, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dividend Capital Enhanced Income Fund (“Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, a closed-end management investment company, attached for electronic filing via the EDGAR system is the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940 and the Securities Act of 1933, with exhibits. The Registrant is filing a Notice of Registration on Form N-8A concurrently with this filing. Registration fees in the amount of $160.50 have been submitted in connection with this filing.

Please direct any questions concerning the filing to Douglas P. Dick at 949.442.6060 or the undersigned at 202.261.3467.

Sincerely,

/s/ Derek B. Newman
Derek B. Newman